September 15, 2005

Mr. Gary Todd
Reviewing Accountant
United States Securities & Exchange Commission
100 F. Street N.E., Mail Stop 0610
Washington, D.C. 20549

Dear Mr. Todd:

We wish to express our appreciation to your office for permitting us additional time to answer your letter. With respect to the Investment Company Act, we have reviewed the relevant portions of the government document, 17 CFR Pat 270 Final Rule: Certain Research and Development Companies.

General

1. Section 3(a)(1)(c) of the Investment Company Act of 1940 defines “investment company” as any issuer that: is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Please provide us with a written response analyzing whether Daxor is an investment company under the 1940 Act, including data indicating the value of Daxor’s investment securities and total assets (exclusive of cash items and Government securities) on an unconsolidated basis as of the fiscal quarters ended June 30, 2004, September 30, 2004, December 31, 2004, and March 31, 2005. Please also provide appropriate documentation to support your analysis. If you determine that Daxor is an investment company: (1) explain why Daxor is not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for Daxor’s reliance upon any exemption or exclusion from the definition of investment company under the 1040 Act); or (2) if no exemption or exclusion from the definition of investment company is available to Daxor, explain what specific remedial action you have taken or plan to take, either to cause Daxor to fall outside of that definition, or to register Daxor as an investment company,

1. As per our discussion, I am enclosing a specific response to the investment company question. Although I believe it is readily apparent that we are an operating company, I realize that we generate an unusual amount of income from investment sources. The following information is specifically related to the sections of 17-CFR Part 270. In addition to the specific response to each section, I am also including a separate table which identifies income going back to 1993, and includes the most recent quarter. This table is useful in understanding the role that investment income has played in preserving the capital resources of the company. Over the past 12 1/4 year period the company had operating revenues or $12,231,387 and total expenses of $38,792,026, for a loss from operations of $26,560,639. During that same period the company had investment income of $29,363,390, with a reported loss for the company as whole of $2,510,801.

It is clear from these figures that if the company had invested its profits from its earlier years, as well as its capital in items such as Treasury Bills, it would currently be on the verge of bankruptcy, if not already bankrupt. The cash management policy which we have followed has, however, permitted us to avoid financial catastrophe and has put us in a position where we are currently able to expand our most important technological development which is the blood volume analyzer.

The following are key items which provide for a safe harbor under 3a-8.

The first point in the Investment Company Act, as well as this additional document, is whether the company holds itself out to be an investment company or an operating company, an important consideration is what the history of its function is, as well as how the Board of Directors functions. It is very clear, since the founding of this company, that we have not only have been a research and development company, but we have pioneered 3 major scientific areas; the first is sperm banking in which the company played an historical role. Idant Laboratory is one of the original founding fathers in the sperm banking industry. We were part of the group of sperm banks that started the Reproductive Council for the American Association of Tissue Banks. It is not too far of a stretch to state that if Idant had gone bankrupt, the entire field would have been discredited, because all the other initial sperm banks went bankrupt. The second is blood banking, where we were the first frozen autologous blood bank in the United States. Our development triggered over 65 imitators, almost all of whom subsequently went bankrupt. We have provided this service continuously, although at a lower level, over the past 20 years. The last item is our major research development, the blood volume analyzer, which I believe has as much potential impact in improving health care outcomes as the CAT scanner. All our filings over the past 20 years address this issue repeatedly.

Although our main assets, according to GAAP, would appear to be financial instruments, the SEC has recognized that intellectual property, for example, such as the patents on the blood volume analyzer and on the Volumex blood volume kit are not reflected fully on the book of corporations such as ourselves. Obviously if our patents were sold to another party they would be worth much more than the nominal amounts that they are carried on our books. I believe that if the patents were properly evaluated on the basis of potential for sale value to a third party such as Johnson & Johnson, the financial assets of our company would become less than 40%. I think the stock price of our company, which is approximately 1.5 times cash, is a reflection of this reality.

Another key item is an analysis of investment income relative to research and development expenses. The SEC document provides the following formula:

The FRFA discusses the need for, and objectives of, the new rule. The FRFA explains that the rule provides a nonexclusive safe harbor to allow R&D companies more investment flexibility and the ability to hold and invest more capital without becoming subject to the Act. The FRFA also explains that in order to be eligible for the safe harbor provided by the rule, an R&D company must have research and development expenses that are a substantial percentage of its total expenses and that equal at least half of its net income derived from investments for its last four fiscal quarters combined, have relatively small investment-related expenses, make its investments to conserve capital and liquidity until it uses the funds in its primary business, subject to certain exceptions, and be primarily engaged, directly or through a company or companies that it controls primarily, in a non investment business. (Page 13, Item VI)

In our case, research and development expenses are well over 50% of investment income, in all quarters for the past 10 years on an annualized basis. These expenses, while not individually highlighted, were part of S G & A. If it were not for the unusual good results from our investment income, we probably would be facing either imminent bankruptcy or a marked contraction of our ability to market the blood volume analyzer, where we are now expanding our marketing.

Another criterion is the amount of expenses relative to investment income. This criteria is that not more than 5% of the company’s expenses should go toward investment.

Insignificant Investment-Related Expenses

Rule 3a-8 as proposed required that an R&D company relying on the nonexclusive safe harbor devote no more than five percent of its total expenses for its last four fiscal quarters combined to investment advisory and management activities, investment research and selection, and supervisory and custodial fees. The commenters supported this provision, and the Commission is adopting it as proposed (Page 5, Item C).

In the case of Daxor, the total expenses related to investment management is under 1%. Approximately 15% or less of my time is devoted to portfolio management. My expense, therefore, would be approximately $30,000 - $40,000 per year. One additional part time employee, Clare Sheridan, provides approximately 6 - 8 hours per week of assistance in investment management. Her total cost to the company is approximately $6,000 to $8,000 per year for these services. The company spends approximately $1,000 a year for investment related information such as the Wall Street Journal and Investors Business Daily. There are also an additional $20,000 expenses allocated for accounting. None of the other approximately 40 full time and/or part time employees provide any investment services. In addition, for the 2Q 2005 we have added the line item “Administrative expenses relating to portfolio investments” on our Condensed Consolidated Statement of Operations. Based upon that filing, our annualized expense will be $62,354.

The company’s total expenses for 2004 for portfolio management were $43,000. These expenses, therefore, represent 1% of the company’s total expenses. It should be noted that as a percentage of assets under management, the company’s expenses are less than 1/10th of 1%. I believe this may be one of the lowest management fees in the securities industry, if not the lowest The company’s portfolio valuation is approximately $61,000,000. The company’s income from investments last year was $2,980,268. Therefore, 2.0% of the company’s investment income was used for management of the portfolio, well under the 5% criteria.

Capital Preservation Instruments

To qualify for the nonexclusive safe harbor under rule 3a-8 as proposed, an R&Dcompany’s investments in securities were required to be capital preservation investments, subject to two exceptions for “other investments,” discussed below. The proposed rule defined “capital preservation investments” as investments made to conserve an R&D company’s capital and liquidity until the funds are used in its primary business or businesses. The Proposing Release stated that, in general, capital preservation investments are liquid so that they can be readily sold to support the R&D company’s research and development activities as necessary and present limited credit risk (Page 5(1)(i)).

The cost of our investment capital was $22,907,780 at the end of 2004. The value of our securities portfolio was $54,806,400. At no time during the past 10 years has the value of our investments been below our cost. It should be noted that all our investments are in liquid securities, which could be liquidated readily if needed.

One additional comment should be made. The company’s investment strategy is reviewed at least once a year, and more frequently as needed, at board meetings. The company’s investing policy permits investment in non-electric utilities for up to 10% of the corporate portfolio value. The company’s unrealized gains vs. unrealized losses are usually more than 10 to 1. Please see the following, which is from the 10Q for June 30, 2005

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Securities and Exchange Commission’s rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors.

We are not exposed to market risks from changes in foreign currency rates. The company maintains an investment portfolio primarily consisting of electric utility companies which are publicly traded common and preferred stock. These are categorized as available for sale securities.

In addition to receiving income from dividends, the company also has an investment policy of selling puts on stocks that it is willing to own. Such options usually have a maturity of less than 1 year. The company will also sell covered calls on securities within its investment portfolio. Covered calls involve stocks, which usually do not exceed 10% of the value of the company’s portfolio and have never exceeded 15% of the company’s portfolio value.

The company will, at times, sell naked or uncovered calls as well as engage in short sales as part of a strategy to mitigate risk. Such short sales are usually less than 10% of the company’s portfolio value, and have never exceeded 15% of the company’s portfolio value. Unrealized gains or losses on short sales or naked calls are marked to the market. They may, therefore, cause a fluctuation in the reporting of total other income. This has occurred in the second quarter.

The company’s investment strategy is reviewed at least once a year, and more frequently as needed, at board meetings. The company’s investing policy permits investment in non-electric utilities for up to 10% of the corporate portfolio value. The company’s unrealized gains vs. unrealized losses are usually more than 10 to 1.

At the most recent second quarter computation, unrealized gains were $37,055,083 and unrealized losses were $333,805 for a ratio of 111 to 1 over the past 5 years. The results from option strategies are variable and within the past 5 years have represented from 2.1% to 33.2% of total investment income. Annual income from dividends has been relatively stable and has varied from $1,842,583 to $2,062,364.

Certain utility preferred stocks have call provisions which may enable them to be called away from the company. The call price, in all instances, is higher than the company’s cost for the stock. The yields on such preferred stocks may be significantly higher than current available yields. Such stocks, therefore, could not be replaced with similar yields. Currently, approximately 2.3% of the company’s portfolio falls into this category.

The company’s portfolio value is exposed to fluctuations in the general value of electric utilities. The largest holding value in the portfolio is Entergy stock, with a cost basis of $2,079,000, with a current market value of $10,426.530.73. This represents 16.92% of the company’s portfolio. An increase of interest rates could affect the company in two ways; one would be to put downward pressure on the valuation of utility stocks as well as increase the company’s cost of borrowing.

Because of the size of the unrealized gains in the company’s portfolio, the company does not anticipate any changes which could reduce the value of the company’s utility portfolio below historical cost. Electric utilities operate in an environment of federal, state and local regulations, and they may disproportionately affect an individual utility. The company exposure to regulator risk is mitigated due to it’s diversity of holdings consisting of 70 separate stocks.

Selected Financial Data

2. In future filings please re-format this table to present the data in a manner consistent with that used in your statement of operations. For instance, we see that you report dividends, investment gains and other as non-operating income (as opposed to revenues) in your income statement.

We will conform to your request when preparing this information for the year end Form 10-K. (We have removed this disclosure from the June 2005 Form 10-Q and will continue to omit it from future 10-Q filings, as it is not a required component for the quarterly filings.) We wish to point out, however, that the format that we presented this information in was actually suggested to us by a senior staff member of the SEC more than ten years ago because of the unusual dependence the company has in investment income to supplement revenues towards operations. This format makes it clear that the company does have a dependence on income from its investments. However, we will provide the information in whatever format you wish to have us present the information in.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3. Please provide some discussion about the components of revenues for each period. You should separately quantify and describe reasons for changes in revenues from the blood volume, blood banking and sperm banking businesses. The disclosure should also separately address the costs of revenues from each business and should describe reasons for changes in gross margins from period to period. Using the 2004 vs. 2003 comparison, show us how you intend to apply this comment. Apply in future filings.

We have reviewed your comments and we will be expanding comments in the MD&A regarding gross margin for the sperm bank, blood bank and BVA divisions will be addressed in Q3 2005.

4. As a related matter, MD&A in future filings should also identify, quantify and describe reasons for changes in investment income (dividends, interest, gains and losses, etc...) from period to period.

We have incorporated explanations of the investment activity in the MD&A section of the June 2005 10-Q and will continue to do so on a go forward basis.

LIQUIDITY AND CAPITAL RESOURCES

5. In future filings, please revise to provide a discussion of critical accounting policies. Refer to FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of this disclosure.

The Critical Accounting Policies have been expanded in the 10Q for June 30, 2005 and will continue to remain expanded in all future filings. (Please refer to Footnote #1 - Business and Significant Accounting Policies in the June 2005 10-Q.)

Liquidity and Capital Resources

6. In future filings please include the tabular disclosure of contractual obligations required by Item 303 (a)(5) of Regulation S-K. We see, for instance, a lease and other borrowings.

We will begin to use the format that you requested starting with the 10Q for Sept 30, 2005.

Quantitative and Qualitative Disclosures About Market Risk

7. We see your substantial investment portfolio. Accordingly, it appears that you should provide quantitative disclosure about market risk as outlined in Item 305 to Regulation S-K. Show us how you intend to implement this comment.

This has been addressed in 2Q 2005 and will continue on an on going basis. We have added a supplemental table that discloses year-to-date dividends, annualized dividends, and yield, by category, of the portfolio. Please see following excerpt:

The Securities and Exchange Commission’s rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors.

We are not exposed to market risks from changes in foreign currency rates. The company maintains an investment portfolio primarily consisting of electric utility companies which are publicly traded common and preferred stock. These are categorized as available for sale securities.

In addition to receiving income from dividends, the company also has an investment policy of selling puts on stocks that it is willing to own. Such options usually have a maturity of less than 1 year. The company will also sell covered calls on securities within its investment portfolio. Covered calls involve stocks, which usually do not exceed 10% of the value of the company’s portfolio and have never exceeded 15% of the company’s portfolio value.

The company will, at times, sell naked or uncovered calls as well as engage in short sales as part of a strategy to mitigate risk. Such short sales are usually less than 10% of the company’s portfolio value, and have never exceeded 15% of the company’s portfolio value. Unrealized gains or losses on short sales or naked calls are marked to the market. They may, therefore, cause a fluctuation in the reporting of total other income. This has occurred in the second quarter.

The company’s investment strategy is reviewed at least once a year, and more frequently as needed, at board meetings. The company’s investing policy permits investment in non-electric utilities for up to 10% of the corporate portfolio value. The company’s unrealized gains vs. unrealized losses are usually more than 10 to 1 over the past 5 years.

At the most recent second quarter computation, unrealized gains were $37,055,083 and unrealized losses were $333,805 for a ratio of 111 to 1. The results from option strategies are variable and within the past 5 years have represented from 2.1% to 33.2% of total investment income. Annual income from dividends has been relatively stable and has varied from $1,842,583 to $2,062,364.

Certain utility preferred stocks have call provisions which may enable them to be called away from the company. The call price, in all instances, is higher than the company’s cost for the stock. The yields on such preferred stocks may be significantly higher than current available yields. Such stocks, therefore, could not be replaced with similar yields. Currently, approximately 2.3% of the company’s portfolio falls into this category.

The company’s portfolio value is exposed to fluctuations in the general value of electric utilities. The largest holding value in the portfolio is Entergy stock, with a cost basis of $2,079,000, with a current market value of $10,426.530.73. This represents 16.92% of the company’s portfolio. An increase of interest rates could affect the company in two ways; one would be to put downward pressure on the valuation of utility stocks as well as increase the company’s cost of borrowing.

Because of the size of the unrealized gains in the company’s portfolio, the company does not anticipate any changes which could reduce the value of the company’s utility portfolio below historical cost. Electric utilities operate in an environment of federal, state and local regulations, and they may disproportionately affect an individual utility. The company exposure to regulator risk is mitigated due to it’s diversity of holdings consisting of 70 separate stocks.

Summary information on Securities Portfolio

DESCRIPTION	% of Total Portfolio Shares	COST	MARKET	UNREALIZED GAINS	UNREALIZED LOSSES	YTD Dividends	Annualized Dividends	Current Yield Based on Historic Cost

	% of Total
Total Utilities
Common Stocks	94.46%	$23,494,732.43	$59,901,126.64	$36,586,119.71	$179,725.50	$980,192.94	$1,960,385.88	8.34%

Total Preferred
Utility Stocks	2.18%	$541,871.28	$923,901.75	$382,280.47	$250.00	$25,443.76	$50,887.52	9.39%

Total Preferred
Non-Utilities Stocks	0.15%	$37,254.00	$40,005.00	$3,696.00	$945.00	$1,396.88	$2,793.76	7.50%

Total Preferred
Stocks	2.33%	$579,125.28	$963,906.75	$385,976.47	$1,195.00	$26,840.64	$53,681.28	9.27%

Total General
Stocks	2.28%	$567,780.55	$510,969.78	$46,820.48	$103,631.25	$823.46	$1,646.92	0.29%

Total Bonds	0.93%	$231,824.25	$218,737.50	$36,166.50	$49,253.25	$23,325.00	$46,650.00	20.12%

Portfolio Total		$24,873,462.51	$61,594,740.67	$37,055,083.16	$333,805.00	$1,031,182.04	$2,062,364.08	8.29%

8. As a related matter, a put would appear to be a derivative as defined in SFAS 133. Unless insignificant, the expanded disclosure should provide appropriate quantitative and qualitative disclosure about outstanding derivatives. We also see that you engage in short sales. Please also provide appropriate quantitative and qualitative disclosure about those positions. Refer to Item 305 to Regulation S-K for guidance on this disclosure.

With respect to puts, we sell puts only on stocks that we are willing to own. When a put is exercised, the stock price basis is adjusted to reflect the put. A stock purchased via a put may be held indefinitely, or alternatively, in some cases, a call may be written against the stock. The ultimate profit or loss with respect to the put is recognized by the incorporation of the net put price into the basis of the stock price. With respect to short calls and short naked stock disclosure is made of the change in the value of these calls on a quarterly basis. Expired unexercised calls are recognized at the time of expiration in the income statement. With respect to any short stock, adjustment is made on a mark-to-market basis and these changes are recognized on the income statement. The disclosure relating to this has been included in the 2Q 2005 Form 10Q, inclusive of a tabular presentation, in the “Qualitative and Quantitative Disclosures of Market Risk” section, and Daxor will continue to include this disclosure in all future filings. See excerpt included for Item #7 above.

Consolidated Statements of Income

9. In light of your history of losses, the “statements of income” should be re-titled to “statements of operations”

We have reviewed your request and have implemented those changes in the 2Q 2005 10Q and will continue to do so going forward. See excerpt from 2Q 2005.

DAXOR CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS [UNAUDITED]

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	2005	Restated 2004	2005	Restated 2004
Revenues:
Operating Revenues - Equipment sales and
related services	$164,178	$92,915	$336,396	$259,071
Operating Revenues - Cryobanking and related
services	106,481	117,250	220,176	241,018

Total Revenues	270,659	210,165	556,572	500,089

Costs and expenses:

Costs of equipment sales and related services	287,220	263,865	666,942	583,028

Costs of cryobanking and related services	87,960	72,021	162,627	134,020

Selling, general, and administrative	1,117,225	830,480	2,174,260	1,524,836

Total costs and expenses	1,492,405	1,166,366	3,003,829	2,241,884

Loss from operations	(1,221,746)	(956,201)	(2,447,257)	(1,741,795)

Other income (expenses):

Dividend income	510,576	473,231	1,048,696	966,800

Gains/ (losses) on sale of securities	(307,276)	201,630	81,760	426,696

Other revenues	4,563	3,643	8,915	7,286

Interest expense, net	(63,299)	(12,533)	(103,712)	(31,976)
Administrative expenses relating to portfolio
investments	(14,884)	(15,801)	(31,177)	(31,602)

Total other income	129,680	650,170	1,004,482	1,337,204

Net loss before income taxes	(1,092,066)	(306,031)	(1,442,775)	(404,591)

Provision for income taxes	0	0	0	0

Net loss	$(1,092,066)	$(306,031)	$(1,442,775)	$(404,591)

Weighted average number of shares outstanding -
basic and diluted	4,637,326	4,611,993	4,632,493	4,622,326

Net loss per common equivalent share-
Basic and diluted	$(0.24)	$(0.07)	$(0.31)	$(0.09)

10. It appears that you provide both services (blood and sperm banking businesses) and sell products (blood volume business). In future filings, please revise the statements of operations to separately present revenues from product sales and revenues from services. Correspondingly disaggregate the related costs of sales. Refer to Rules 5-03 (b) (1) and (2) of Regulation S-X. If you believe disaggregated disclosure is not required, show us the calculations in a supplemental response.

We have reviewed your request and have implemented those changes in the 2Q 2005 10Q and will continue to do so going forward. See above excerpt from 2Q 2005. In addition, we have included a general description of our reporting segments in Footnote #1, Significant Accounting Policies, Segment Reporting.

Consolidated Statements of Cash Flow

11. Please disaggregate the item “purchase of marketable securities, net” to separately present purchases and sales. Unless the bank loans have initial maturities of less than ninety days, that item should be similarly disaggregated. Refer to SFAS95 for guidance.

We have partially enacted your request in the 2Q 2005. We will be fully compliant by Q3 2005.

Statement of Stockholders’ Equity and Comprehensive Income

12. Please disclose the amount of income taxes associated with the adjustment for changes in unrealized gains and losses on marketable securities for each income statement period. Please also disclose the amount of income taxes associated with the cumulative amount of accumulated other comprehensive income as of each balance sheet. Refer to SFAS 130.

We have reviewed your request and have implemented those changes in the 2Q 2005 10Q for the periods of June 30, 2005 and December 31, 2004 and will continue to do so going forward. Since we do not have any income tax effect that appears on the Statement of Operations, we have disclosed the Deferred Income Tax that appears on the Balance Sheets for all periods presented. (Securities are classified as Available-For-Sale and all Deferred Taxes are recorded on the Balance Sheet.) Please see excerpt from 2Q 2005. In addition, we will disclose these amounts on the face page of the Statement of Stockholders’ Equity and Comprehensive Income on the form 10-K, as requested.

The following footnotes were presented in the June 2005 10-Q.

(7) CURRENT INCOME TAXES

          The Company, due to current losses and loss carry forwards from previous years, has not accrued or paid taxes based on income. It has, however, paid State and City taxes which were assessed on its Capital Base. In accordance with SFAS No. 109, Accounting for Income Taxes, these Capital Base assessments were not classified as income taxes.

(8) DEFERRED INCOME TAXES

          Deferred income taxes result from differences in the recognition of gains and losses on marketable securities, as well as operating loss carry forwards, for tax and financial statement purposes. The deferred income tax results in a liability for the marketable securities, while the operating loss carry forwards result in a deferred tax asset.

          The Company has net operating loss carryovers of $10,200,803 expiring at various times from December 31, 2010 through December 31, 2024. Management does not anticipate an ability to utilize these losses in the near future.

          While the company has deferred taxes on unrealized portfolio gains, at present it is not management’s intention to liquidate it’s holdings in order to utilize these loss carryovers

          A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance due to the history of losses and the variability of operating results.

          The deferred tax liability that results from the marketable securities does not flow through the Statement of Operations due to the classification of the marketable securities as available-for-sale. Instead, the deferred tax liability is recorded against the Accumulated Other Comprehensive Income, in the Stockholders’ Equity section of the Balance Sheet.

          The deferred tax computations at June 30, 2005 and December 31, 2004, computed at federal statutory rates of 35%, are as follows:

	2005	2004

Deferred tax assets:
Net operating loss carry forwards	$10,200,803	$4,907,369
Valuation allowance	(10,200,803)	(4,907,369)

Total deferred tax assets	0	0

Deferred tax liabilities:
Fair market value adjustment
for available-for-sale securities	$12,852,447	$10,845,531

Segment Information

13. You appear to have three distinct operating businesses in addition to your investment activities. Accordingly, it appears that you may have as many as four segments. Tell us why you have not presented segment disclosure under SFAS 131. If you believe that this disclosure is not required, you should provide a thorough analysis of the requirements of that guidance to support your conclusion. In connection with this response, identify the chief operating decision maker and provide us supplemental copies of the financial reporting package provided that individual (or individuals) on a quarterly and annual basis.

We have included the requested Segment Reporting in the June 2005 10-Q and will continue to do so on an ongoing basis. The following is the Footnote included in the June 2005 10-Q:

(3) SEGMENT ANALYSIS

The following table summarizes the results of each segment described in note (1) for the six months ending June 30, 2005

	Equipment sales and related services	Cryobanking and related services	Investment portfolio	Segment Totals

Revenues and income	$336,396	$220,176	$1,130,456	$1,687,028

Other revenues	8,915			8,915

Total revenues and income	345,311	220,176	1,130,456	1,695,943

Costs of sales and services	666,942	162,627		829,569

Selling-G & A expenses	2,091,434	82,826		2,174,260
Expenses related to investment
income			134,889	134,889

Total Costs & expenses	2,758,376	245,453	134,889	3,138,718

Segment income/(loss)	$(2,413,065)	$(25,277)	$995,567	$(1,442,775)

The following table summarizes the results of each segment described in note (1) for the three months ended June 30, 2005

	Equipment sales and related services	Cryobanking and related services	Investment portfolio	Segment Totals

Revenues and income	$164,178	$106,481	$203,300	$473,959

Other revenues	4,563			4,563

Total revenues and income	168,741	106,481	203,300	478,522

Costs of sales and services	287,220	87,960		375,180

Selling-G & A expenses	1,083,831	33,394		1,117,225
Expenses related to investment income			78,183	78,183

Total Costs & expenses	1,371,051	121,354	78,183	1,570,588

Segment income/(loss)	$(1,202,310)	$(14,873)	$125,117	$(1,092,066)

DAXOR CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2004 (Continued)

The following table summarizes the results of each segment described in note (1) for the six months ending June 30, 2004

	Equipment sales and related services	Cryobanking and related services	Investment portfolio	Segment Totals

Revenues and income	$259,071	$241,018	$1,393,496	$1,893,585

Other revenues	7,286			7,286

Total revenues and income	266,357	241,018	1,393,496	1,900,871

Costs of sales and services	583,028	134,020		717,048

Selling-G & A expenses	1,405,251	119,585		1,524,836
Expenses related to investment
income			63,578	63,578

Total Costs & expenses	1,988,279	253,605	63,578	2,305,462

Segment income/(loss)	$(1,721,922)	$(12,587)	$1,329,918	$(404,591)

The following table summarizes the results of each segment described in note (1) for the three months ending June 30, 2004

	Equipment sales and related services	Cryobanking and related services	Investment portfolio	Segment Totals

Revenues and income	$92,915	$117,250	$674,861	$885,026

Other revenues	3,643			3,643

Total revenues and income	96,558	117,250	674,861	888,669

Costs of sales and services	263,865	72,021		335,886

Selling-G & A expenses	774,646	55,834		830,480
Expenses related to investment
income			28,334	28,334

Total Costs & expenses	1,038,511	127,855	28,334	1,194,700

Segment income/(loss)	$(941,953)	$(10,605)	$646,527	$(306,031)

14. As a related matter, future filings should also provide disclosure under paragraphs 37, 38a and 39 to SFAS 131.

We have made these disclosures in the June 2005 10-Q. Please refer to Footnote #1 - Segment Reporting and Footnote #3 - Segment Analysis. This disclosure will continue on a go forward basis.

Short Sales

15. In Note 6 you make disclosure about short sales indicating there are substantial unrealized gains. Tell us how you account for unrealized gains and losses on short sales. Question 7 to the FASB publication “A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debit and Equity Securities: Questions and Answers” indicates that short sales represent obligations to deliver securities, not investments and that short sale obligations generally are marked to market, with changes in value recorded in earnings as they occur. IF that is not your policy, explain the basis in GAAP for your accounting practices. Future filings should clarify how you account for unrealized gains and losses on short sales.

All unrealized gains and losses from short sales are marked to market and are reflected in the total value of the portfolio as well as in the separate categories of unrealized gains and unrealized losses. 2Q 2005 was the first period we ran through the P&L the unrealized loss of a short position. This policy will continue going forward. In addition, please see excerpt below from foot note 6 on 2Q 2005.

As part of the company’s investment strategy put and call options are sold on various stocks the company is willing to buy or sell. The premiums received are deferred until such time as they are exercised or expire. Upon exercise the value of the premium will adjust the basis of the underlying security bought or sold. Options that expire are recorded as income in the period they expire. The following summarizes deferred option premiums as of June 30,2005and December 31,2004.

Deferred option premiums	Selling price	Fair Market value	Unrealized Gain/(Loss)

June 30, 2005	$1,105,102	$1,005,323	$99,779

December 31, 2004	$974,161	$591,482	$382,679

Please refer to our response to Item #8 for additional clarification.

16. We see from Item 7a that you also sell puts on securities that you are “willing to own.” In a supplemental narrative, tell us how you value and account for these transactions. That response should explain your accounting policies, in detail, and should support that those policies are appropriate in GAAP. Please also make disclosure in future filings.

See our response to Item 8.

Revenue Recognition

17. Confirm to us that you have not provided guarantees with respect to sales financed through the leasing company. Otherwise, expand future filings to make disclosure about any guarantees associated with the leasing arrangements. Paragraph three of your revenue policy indicates that product sales for Volumex and the Blood Volume Analyzer are recognized as revenue in the period in which the sale occurs. Please tell us and revise future filings to further clarify when you recognize revenue related to product sales. For instance is revenue recognized at shipment or at delivery? In a supplemental response, show us that you have elected an appropriate point for product sales revenue recognition. Refer to SAB 104.

With regard to revenue recognition from the blood volume analyzer, revenue recognition only occurs when a customer has made a purchase commitment with no potential for returning the equipment. For example, if a customer purchases equipment which contains a clause giving them the right to return the instrument within 30 or 60 days, the sale is only recognized after the expiration of the return period.

With respect to leases, all equipment sold to leasing companies is a final sale to that leasing company. The leasing company has full responsibility for collecting lease payments and there is no recourse to Daxor Corporation should the hospital or medical group default on their lease payments. In some cases, equipment may be rented or leased for a specific time period, such as 1 to 2 years, with an option for that equipment to be purchased at a reduced rate. The revenue is recorded for the leases on an accrual basis, and the equipment depreciated. In the event the customer elects to purchase the equipment, revenue is recorded at the time of election of the purchase option.

With respect to kit sales for the blood volume analyzer, revenue is recorded at the time of shipment of the kit.

18. In that regard, with respect to product sales, tell us about customer acceptance protocols, if any, and your consideration of this matter in determining the timing of revenue. Similarly address return policies and practices, and post shipment obligations (training, upgrades, etc...). You should provide a supplemental narrative in response to this comment. Disclosure in future filings should address any significant matters arising from your response.

With regard to customer acceptance, there are two levels. In all our leased sales to date, the client has gone through the initial 90-day or greater trial period. Therefore, the instrument has already been installed and the customer is satisfied with its performance. As part of the leasing company’s requirements to close the deal, they must receive oral or written sign-off of acceptance of the product from whoever the responsible signing party is on the lease (i.e. administrative vice president, chief financial officer, etc.). Conversely, when it is not a lease, even on a trial basis, Daxor has legal protection by which a customer signs off at the end of the one-week training that Daxor provides as part of the install. This is the customer’s acceptance that they are taking possession of the instrument, and that is the official beginning of the trial period. If at the end of the trial period the customer chooses not to purchase or lease the instrument, there is no cost or obligation to the client, and they can return the instrument to us. Daxor does not record any financial transaction related to a trial agreement. Daxor only recognizes revenue once a purchase order has been issued by the institution or by the third party leasing company.

Stock Options

19. We see that you issued 25,000 options to a consultant with an exercise price of $21.00. Future filings should disclose how you valued and accounted for stock-based compensation granted to non-employees. You should identify the valuation model and assumptions; and, you should disclose the nature of the product or service you received in return.

Those were the only options granted to non-employees of the company. They were exercised in February 2005. They were not expensed through the income statement. Currently, we have no other options granted to non-employees.

Current Income Taxes

20. In future filings expand to make quantified disclosure of the gross amounts and expiration dates of operating loss and other carry forwards as required b SFAS 109. We see that your balance sheet reports retained earnings. You should also make some clarifying disclosure about the origin of the operating losses for tax purposes.

We have reviewed your request and have implemented those changes in the 2Q 2005 10Q and will continue to do so going forward. We have specifically addressed the expiration dates of the operating losses and carry forwards, as well as additional disclosure regarding the origin of the operating losses. See excerpt from 2Q 2005.

Deferred income taxes result from differences in the recognition of gains and losses on marketable securities, as well as operating loss carry forwards, for tax and financial statement purposes. The deferred income tax results in a liability for the marketable securities, while the operating loss carry forwards result in a deferred tax asset.

The Company has net operating loss carryovers of $10,200,803 expiring at various times from December 31, 2010 through December 31, 2024. Management does not anticipate an ability to utilize these losses in the near future.

While the company has deferred taxes on unrealized portfolio gains, at present it is not management’s intention to liquidate it’s holdings in order to utilize these loss carryovers

A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance due to the history of losses and the variability of operating results.

The deferred tax liability that results from the marketable securities does not flow through the Statement of Operations due to the classification of the marketable securities as available-for-sale. Instead, the deferred tax liability is recorded against the Accumulated Other Comprehensive Income, in the Stockholders’ Equity section of the Balance Sheet.

The deferred tax computations at June 30, 2005 and December 31, 2004, computed at federal statutory rates of 35%, are as follows:

	2005	2004
Deferred tax assets:
Net operating loss carry forwards	$10,200,803	$4,907,369
Valuation allowance	(10,200,803)	(4,907,369)

Total deferred tax assets	0	0

Deferred tax liabilities:
Fair market value adjustment
for available-for-sale securities	$12,852,447	$10,845,531

Controls and Procedures

21. We see that your management evaluated disclosure controls and procedures as of a date within 90 days of the end of the period. Please amend to disclose management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered b the annual report. Refer to Item 307 of Regulation S-K and Part II.F of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

We have reviewed your request and have implemented those changes in the 2Q 2005 10Q and will continue to do so going forward. Please see excerpt from 2Q 2005.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as defined by the Securities and Exchange Commission (SEC),as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be included in our periodic Securities and Exchange Commission filings. There was no significant change in our internal control over financial reporting that occurred during the quarter ended June 30, 2005, that materially affected or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Certification

22. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed. The wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set froth in Item 601(b)(31) of Regulation S-K.

We have reviewed your request and have implemented those changes in the 2Q 2005 10Q and will continue to do so going forward. Please see excerpt from 2Q 2005.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Joseph Feldschuh, President and Chief Executive Officer certify that:

I have reviewed this 2nd Quarter 10Q of Daxor Corporation;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ___________, 2005

/s/ Joseph Feldschuh, M.D. ———————————— Joseph Feldschuh, M.D. President, Chief Executive Officer And Chairman of the Board

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Stephen Feldschuh, Chief Financial Officer and Vice President of Operations certify that:

I have reviewed this 2nd Quarter 10Q of Daxor Corporation;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: __________, 2005

/s/ Stephen Feldschuh ———————————— Stephen Feldschuh Vice President of Operations and Chief Financial Officer

Again, we wish to express our appreciation for your understanding in our not being able to respond within the original requested 10 days. We believe we have worked diligently to implement all the recommendations you have made in as quickly a manner as possible.

Very truly yours,

Joseph Feldschuh, M.D.
President